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                                                                   Exhibit 99.04






Contact:  David Zynn, CFO
          SMT Health Services Inc.
          (412) 933-3300
          http://www.smthealth.com



                   SMT HEALTH SERVICES ANNOUNCES PRELIMINARY
                             THIRD QUARTER RESULTS


Pittsburgh, PA, October 3, 1996 -- SMT Health Services Inc. (NASDAQ/NMS: SHED, SHEDW) today announced preliminary quarterly results for the third quarter ended September 30, 1996. The Company stated that it anticipates that net income for the 1996 third quarter will approximate $.19 to $.21 per share which exceed analyst estimates of approximately $.16 per share and the $.14 per share reported for the third quarter of 1995.

The Company anticipates that net income from operations will approximate $.17 to $.19, including an after-tax adjustment of approximately $200,000 related to a sales tax refund. The Company also anticipates recording a deferred tax adjustment which will reduce its income tax provision approximately $200,000, or $.02 per share, during the third quarter of 1996.

The Company anticipates that its net income for the nine months ended September 30, 1996 will approximate $.48 to $.50 per share as compared to net income per share of $.36 for the nine months ended September 30, 1995.

The Company further announced that it continues a positive cashflow and maintained a cash balance of approximately $5.0 million as of September 30, 1996 as compared to $3.8 million and $3.9 million reported as of June 30, 1996 and December 31, 1995, respectively. Cash outflows during the nine months ended September 30, 1996 included approximately $600,000 for the acquisition of a mobile provider in March, approximately $2.0 million used to acquire new MRI units and other equipment and approximately $3.6 million of principal payments under loan agreements and capital leases. In addition to the approximate $5.4 million of cash generated from operations, SMT also received approximately $1.9 million as a result of the exercise of stock options and warrants during the second and third quarter.

The statements contained in this press release are forward-looking statements that are subject to risks and uncertainties which could cause actual results to differ materially from those set forth herein, including material adjustments from final review by management and the Company's independent auditors. The Company anticipates announcing its actual results for the third quarter of 1996 on or about October 22, 1996.

SMT Health Services Inc., through its fleet of seventeen mobile units, provides diagnostic imaging services to healthcare providers in Pennsylvania, West Virginia, North Carolina, Ohio, Virginia, Kentucky and South Carolina.



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